Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mediloq, Inc.
5546 Spine Rd. Unit 104
Boulder, CO 80301
https://www.mediloq.com/

Up to $581,202.21 in Class B Common Stock at $2.37
Minimum Target Amount: $14,999.73

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Mediloq, Inc.
Address: 5546 Spine Rd. Unit 104, Boulder, CO 80301
State of Incorporation: DE
Date Incorporated: July 07, 2021

Terms:

Equity

Offering Minimum: $14,999.73 | 6,329 shares of Class B Common Stock
Offering Maximum: $581,202.21 | 245,233 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.37
Minimum Investment Amount (per investor): $248.85

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Investment Incentives & Bonuses***</u>

Time-Based:

Friends, Family and Community Early Birds

Invest $250 within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest $250 within the first week and receive an 15% bonus shares

Early Bird Bonus

Invest $250 within the first 10 days and receive 10% bonus shares

Amount-Based:

$1,000+ | TIER 1 - $1,000

Invest $1,000+ and receive + 5% Bonus Shares.

$2,500+ | TIER 2 - $2,500

Invest $2,500+ and receive + 10% Bonus Shares.

$10,000+ | TIER 3 - $10,000

Invest $10,000+ and receive + 15% Bonus Shares.

$25,000+ | TIER 4 - $25,000

Invest $25,000+ and receive + 20% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Mediloq, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.37/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $237. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Mediloq, Inc. (“Mediloq” or the “Company”) is a corporation organized under the laws of the state of Delaware that manufactures durable child-safe storage products. The Company’s business model consists of sales of durable child-safe storage products focused on retail customers and product manufacturers of supplements, over-the-counter pharmaceuticals, cannabis products and house hould cleaners. Our products are sold across globally at retail stores, direct-to-consumer businesses online, as well as business to business sales. The Company's top 3 reasons to invest: plastic is being phased out as a packaging material and we are positioned to be one of the few alternatives, unique IP, we are already in discussions with large manufacturers who are interested in partnering.

Founded in 2016, we believe Boulder, Colorado-based Mediloq, Inc. is recognized as a leader in the design and manufacturing of premium, ruggedized, sealed, child-safe containers for the B2C market, as we are one of the only companies prioritizing this industry.

Focused on the development of eco-savvy products, our next goal is to slash the use of consumer plastic packaging clogging our oceans. Current expansion plans aim to reduce global plastic pollution by reintroducing the bottle reuse model for consumer packaging.

Manufacturers of dietary supplements, OTC pharma, household cleaning products, cannabis, and others are welcome to participate in our reuse/refill program.

The Company's Intellectual Property ("IP"): The Company was assigned the rights to U.S. patent application number 16831412, filed 03/26/2020, and U.S. patent number 10518939, issued 12/31/2019. These assignments were made to the company by inventor and Mediloq CEO Dan Estoque on 06/18/2021 and 06/17/2021 respectively.

In addition to this, Mediloq owns the trademarks, Mediloq, Canniloq and trademark application, Corloq. The Coffeeloq trademark application is currently owned by Mediloq CEO Dan Estoque with plans to assign the trademark rights to Mediloq in the near future.

Competitors and Industry

The child-resistant packaging industry is currently estimated at $19.3B and is projected to grow at a rate of 5% and is predicted to reach $27.1B in revenue by 2027.*

*Source: https://www.businesswire.com/news/home/20210209005631/en/Insights-on-the-Child-Resistant-Packaging-Global-Market-to-2027---Featuring-Amcor-Bemis-Company-and-Colbert-Packaging-Among-Others---ResearchAndMarkets.com

The B2B single-use, disposable, plastic, child-safe container market is very competitive and there are many large, established market players including:

• Berry Global Inc.

• Amcor Plc

• Aptar, Inc.

• Closure Systems International, Inc.

• O.Berk Company, LLC

• Bericap GmbH and Co KG

- United Caps
- CL Smith Company
- Georg Menshen GmbH & Co. KG
- WestRock Company
- West Pharmaceutical Services, Inc
- Drug Plastics & Glass Co Inc.
- Gerresheimer AG
- DWK Life Sciences GmbH
- Parekhplast India Limited
- Parshva Exim Limited

Some of these companies are starting to respond to pressure to improve the sustainability of their products, such as increasing the percentage of recycled materials, or using more environmentally friendly materials to make their single-use plastic products. However, at this time, we are unaware of any other companies marketing reusable, child-safe packaging or wash systems to the pharma or supplement markets. Terracycle/Loop Inc. is a potential competitor but also a potential partner, and they have contacted us regarding samples.

For our B2C retail business, the competitors In each of our markets include:

Herb Guard

Cielo Pill Holders

Magpul Daka Can

Our advantage over these competitors is that none of these companies offer a child-safe closure.

Current Stage and Roadmap

Current Stage

The Company’s B2C retail products are currently on the market and generating sales. The Company’s B2B products are in the pre-market design stage and pre-profit.

Founded in 2016, Boulder, Colorado-based Mediloq, Inc. is recognized as a leader in the design and manufacturing of premium, ruggedized, sealed, child-safe containers for the B2C market. We have sold 8,000+ units to date and generated $290k in retail revenue.

Now we realize a new B2B opportunity to market our patented durable design as a sustainable, reusable alternative to the disposable, plastic child-safe containers currently being used by product manufacturers in the dietary supplement, OTC pharmaceutical, cannabis and household cleaner markets.

With over 60 countries, and recently California, banning single-use, disposable plastics, manufacturers are having to search for sustainable packaging alternatives. As plastic bans take effect and expand globally, we will be one of the first to fill the demand in the child-safe packaging space.

Future Roadmap

The Company's efforts for the next few years will be focused on expanding market share, launching new category lines and products, growing our distribution network, research and development for our future products, etc. We have several new product launches planned over the next 12 months, including: B2C retail product offerings and B2B sustainable product and service offerings.

The funds we are raising will be used to accelerate this expansion and develop a line of low-cost, refillable child-safe containers, as well as equipment and infrastructure for the collection and washing of returned empty containers.

We are starting the refillable container business in the child-safe market, because that is our IP and history, but eventually plan to expand the recycling model to other types of consumer packaging.

We will continue operating the revenue-generating, retail side of our business where we see large opportunities to explore using our proven and patented, sealed, locking lug design.

The Team

Officers and Directors

Name: Dan Estoque

Dan Estoque's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CFO, Secretary, Treasurer & Sole Director
  Dates of Service: October, 2016 - Present
  Responsibilities: Oversee sales, marketing, manufacturing, fulfillment and supply chain teams. Responsible for formulating business strategy, financial models, managing cash flow, corporate, IP and product safety filings. Overall responsibility for investor communications, ensuring SEC compliance of investment filings, issuance of CPA financial statement, capitalization tables, completing investor due diligence, and investment escrow account. Advising on capital markets issues. Receives $4,400 Consulting fees and 2,300,000 Class A

Common Shares

Other business experience in the past three years:

- **Employer:** Whitewater Product Design LLC
  Title: Principal
  Dates of Service: October, 2022 - Present
  Responsibilities: Responsible for day to day business operations, directing subcontractors, writing proposals, client acquisition and presentations.

Name: Henry Burgess-Marshall

Henry Burgess-Marshall's current primary role is with Sound Transit. Henry Burgess-Marshall currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Marketing
  Dates of Service: May, 2018 - Present
  Responsibilities: Shape the brand through design, content creation, strategy, and other marketing efforts. Receives $2,500 Consulting fees, 100,000 Class A Common Shares.

Other business experience in the past three years:

- **Employer:** Sound Transit
  Title: Senior Partnership Development Specialist
  Dates of Service: August, 2022 - Present
  Responsibilities: Managed sponsorship/partnership development program.

Other business experience in the past three years:

- **Employer:** Hot Tub Boats
  Title: Head of Business Development & Marketing
  Dates of Service: April, 2017 - May, 2022
  Responsibilities: Designed and created a new website optimized for ease of use and increased bookings. Established profitable partnerships with other local, small businesses.

Other business experience in the past three years:

- **Employer:** Maribel Creative Agency
  Title: Founder & CEO
  Dates of Service: January, 2017 - Present

Responsibilities: Managed client outreach & relations, internal accounting, prospecting, website creation, project management, staffing, campaign creation, and other tasks.

Other business experience in the past three years:

- **Employer:** Grow Ensemble
  Title: Content Manager
  Dates of Service: January, 2020 - August, 2020
  Responsibilities: Creative Writing, Web Content Writing, Marketing, Digital Marketing, Marketing Strategy, Project Management, Communication

Name: Nicholas Legare

Nicholas Legare's current primary role is with Nolk. Nicholas Legare currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Sales
  Dates of Service: July, 2020 - Present
  Responsibilities: Develop and build the B2B sales channel within multiple verticals and industries. Automate sales functions and reporting for scaleability and long term success. Receives $28,041 Consulting fees and 100,000 Class A Common Shares

Other business experience in the past three years:

- **Employer:** Nolk
  Title: Director of Sales
  Dates of Service: March, 2021 - Present
  Responsibilities: Recruit, build and maintain a motivated international sales channel of agencies and reps to represent Nolk and act as ambassadors for multiple brands. Strategic customer partnerships and development with large key accounts within major national and international retailers and distributors.

Other business experience in the past three years:

- **Employer:** HEXA Custom
  Title: Business Development Manager
  Dates of Service: January, 2020 - July, 2020
  Responsibilities: Web-based jacket customization platform focused on technology that can truly bring brands to life and change the status quo. Sales and marketing team development. Distributor acquisition planning and system building around this objective

Other business experience in the past three years:

- **Employer:** Wilde Consulting LLC
  Title: Founder, Principal
  Dates of Service: January, 2020 - April, 2021
  Responsibilities: Marketing strategy, social, digital, events. Product representation, education, training. New product ideation and development. Business Development

Other business experience in the past three years:

- **Employer:** ROVR Products
  Title: Director of Sales
  Dates of Service: September, 2019 - December, 2019
  Responsibilities: Built, trained and managed sales agency rep force. Key account acquisition, management, and expansion planning. Forecast building and tracking

Other business experience in the past three years:

- **Employer:** Native Eyewear
  Title: National Sales Manager
  Dates of Service: April, 2015 - September, 2019
  Responsibilities: Focused on sales growth and profitability. Direct report for sales coordinators, operations personal, and sale agencies

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B

Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class B Common Stock in the amount of up to $581,202.21 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or

immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational B2B reusable child-safe operation or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our reusable child-safe containers. Delays or cost overruns in the development of our reusable child-safe container operation, including containers, wash equipment and return kiosks, and failure of the operation to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will

(possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Mediloq, Inc. was formed on October 12, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results

as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mediloq, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that durable child-safe containers for retail and consumer packaging are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a number patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential

revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Mediloq, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mediloq, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel Estoque	2,300,000	Class A Common Stock	92.0%
Daniel Estoque	1,440	Class B Common Stock	

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 245,233 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 3,000,000 with a total of 2,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 29,432 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $36,790.00
  Number of Securities Sold: 29,432
  Use of proceeds: Inventory purchase, operating expenses
  Date: September 29, 2022
  Offering exemption relied upon: Regulation CF

- **Name:** Class A Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 2,500,000
Use of proceeds: Negligible, Founder's Shares
Date: July 07, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $23,733 compared to $39,091 in fiscal year 2020.

The 2021 drop in retail revenue compared to 2020 was pandemic-related. In addition to a general decrease in demand for consumer goods, impacts to our supply chain caused a shortage of our available inventory.

Cost of sales

Cost of Sales for fiscal year 2021 was $6,906 compared to $52,211 in fiscal year 2020.

The 2021 drop in Cost of Sales compared to 2020 was pandemic-related. Because of economic uncertainty, and impacts to our supply chain, the company's inventory purchases were greatly reduced. For the same pandemic-related reasons, expenses for sales and marketing were greatly reduced in 2021 compared to 2020.

Gross margins

Gross margins for fiscal year 2021 were $19,827 compared to ($13,120) in fiscal year 2020.

The 2021 increase in Gross margins compared to 2020, was a direct result of the reduction in Cost of Sales.

Expenses

Expenses for fiscal year 2021 were $43,131 compared to $28,609 in fiscal year 2020.

The 2021 increase in Expenses compared to 2020, was due to expenditures related to our first crowdfunding campaign. In order to prepare the company for the Ignite Social Impact offering, expenditures for legal, accounting and marketing services were increased over the previous year.

Historical results and cash flows:

Retail Product Operations

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we plan to use a portion of new funding to expand our sales and marketing efforts into existing and new markets, and also expand our retail product line offerings. Past cash was primarily generated through retail sales. Our goal is to facilitiate increased revenue generated by our national sales partner, as well as use a portion of new funding to develop our own, internal, dedicated sales resources.

Sustainable Packaging Operations

The Company is currently in the research and development stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect that agreements will be made with B2B customers that will result in positive cash flows. Our goals are to procure supplier agreements with packaging companies, and companies manufacturing pharmaceuticals, supplements, and cannabis products which will serve to attract further investment in the company.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November, 2022, the Company has capital resources available in the form of a line of credit for $16,900 from Wells Fargo Bank, this line of credit currently has an outstanding balance of $14,657.

The company has lines of credit in the form of credit cards with financial institutions of high credit worthiness, with available credit card limits of approximately $91,000, and current balances of approximately $59,704.

The company has $12,842 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to service debt which was incurred due to legal, accounting and marketing preparations related our first crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 98% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 12 months. This is based on a current monthly burn rate of approximately ($1000) resulting from retail sales revenue minus minimal expenses related to ecommerce fees, insurance and debt service. The company has been operating in this limited mode for the last 4 years, with investments made by founders when necessary. Unanticipated circumstances which might negatively affect the burn rate might include: 1) Significant patent work needed within a deadline, 2) Purchases of inventory, equipment or tooling made in anticipation of securing potential future revenue.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on an expected initial monthly burn rate of approximately ($50,000) resulting from retail sales minus expenses related to salaries, equipment and tooling purchases, R&D and facility development. The company has never operated at this initial funded level so these are estimates based on our financial model. Unanticipated circumstances that might negatively affect the burn rate include: 1) Significant patent work needed within a deadline, 2) Additional expenses related to problems encountered during product or manufacturing development, 3) Additional expenses related problems encountered with international trade, regulatory or business licensing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises and strategic business partnerships.

Indebtedness

- **Creditor:** SBA loan agreement
  Amount Owed: $4,400.00
  Interest Rate: 3.75%
  Maturity Date: June 15, 2050
  Loans – On June 15th, 2020, the Company entered into a SBA loan agreement for $7,400 with an interest rate of 3.75% and a maturity date of June 15th, 2050. The balance of the loan was $4,400 as of December 31st, 2021.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,994,753.84

Valuation Details:

Mediloq's last round had a pre-money valuation of $3,125,000. This valuation was based only on B2B financial projections from potential, future sustainable packaging revenue.

This first valuation did not consider any of the company's existing B2C revenue, or financial projections from future retail sales, because at the time market penetration was limited by capital, and the business strategy was to focus raised capital on the higher visibility B2B sustainable packaging business.

However, in the 14 months since the first valuation, the company's B2C retail potential has significantly increased. We have now:

- Developed a new partnership with a US sales firm that will market our retail products. This partner has a network of 10+ sales reps working on commision which affords Mediloq new sales and distribution channels with little upfront investment.

- Recognized an opportunity to market our existing retail product line to the outdoor, travel and coffee markets. We have tested demand and product acceptance into these huge potential markets with positive results, and we now plan to continue developing this side of our business.

Mediloq's revenue projections for these new potential B2C sales is about equal to revenue projected for the B2B-only business, approximately doubling the total estimated revenue for the company.

In addition, in the 14 months since the first valuation, the company's B2B sustainable packaging potential has significantly increased. We are now in active discussions with several pharmaceutical companies and working to develop sustainable packaging partnerships with them.

The company determined its valuation based on multiple factors, including:

1) Financial projections:

A valuation of $6M was determined by entering Mediloq's future financial projections for 3 years using SBA's Discounted Future Earnings method.

2) Comparable analysis of companies at a similar stage:

Polycarbin provides biotechnology, pharmaceutical, and diagnostic laboratories with a Closed-Loop solution for single-use, scientific plastics. In Jan 2022 Polycarbin, Inc. announced the closing of a $2M seed round.

The company believes these analyses justify the 2X increase in valuation as compared to the previous round.

The company set it's valuation internally, without a formal-third party independent valuation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has two classes of securities authorized and outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.73 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Premium Fee*
  94.5%
  StartEngine Premium Fee

If we raise the over allotment amount of $581,202.21, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  30.0%
  Systems. If we are able to raise the maximum amount of funds, or close, a majority of the proceeds will be targeted towards our research and development of such products and systems. This effort involves developing a new line of reusable, refillable child-safe containers, and a robotic wash/test system to automatically wash, sterilize and test returned containers before being refilled. These development efforts will leverage our existing designs and IP where appropriate. We anticipate that specific design details (capacity, shape, etc.) and materials (glass, ceramic, metals, polymers) may vary depending upon the specific customer market and application (pharma, supplements, cannabis, household toxic chemicals).

- *Company Employment*
  20.0%
  We need to recruit key personnel, build strategic partnerships and develop company facilities.

- *Marketing*
  10.0%
  Expand retail product awareness to increase revenue organically. Marketing funds will also be spend to raise awareness of our sustainable venture and related progress

- *Operations*
  12.5%
  Expenditures related to patent filings, debt service, and facility operations expansion.

- *Inventory*
  10.0%
  Purchases of both B2C retail and B2B inventory

- *Working Capital*
  12.0%
  Expenditures related to administration of day-to-day operations including buying and selling inventory, paying suppliers and collecting payments from customers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.mediloq.com/ (https://www.mediloq.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mediloq

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mediloq, Inc.

[See attached]

Mediloq, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Mediloq, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 26, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	791
Total Current Assets	791
Non-current Assets	
Tooling and Equipment, net of Accumulated Depreciation	8,680
Total Non-Current Assets	8,680
TOTAL ASSETS	9,472
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	61,394
Line of Credit	12,396
SBA Loan	7,400
Total Current Liabilities	81,190
TOTAL LIABILITIES	81,190
EQUITY	
Additional Paid in Capital	48,329
Accumulated Deficit	(120,047)
Total Equity	(71,718)
TOTAL LIABILITIES AND EQUITY	9,472

Statement of Operations

	Year Ended December 31, 2021
Revenue	23,733
Cost of Revenue	6,906
Gross Profit	16,827
Operating Expenses	
Advertising and Marketing	6,158
General and Administrative	32,462
Depreciation Expense	4,510
Total Operating Expenses	43,131
Operating Income (loss)	(26,303)
Other Income	
Grant Income	12,000
Total Other Income	12,000
Other Expense	
Interest Expense	8,572
Total Other Expense	8,572
Provision for Income Tax	-
Net Income (loss)	(22,875)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(22,875)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation Expense	4,510
Accounts Payable	10,511
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	15,022
Net Cash provided by (used in) Operating Activities	(7,854)
FINANCING ACTIVITIES	
Line of Credit	5,075
Additional Paid-in Capital	750
Other	2,821
Net Cash provided by (used in) Financing Activities	8,646
Cash at the beginning of period	-
Net Cash increase (decrease) for period	792
Cash at end of period	792

Statement of Changes in Shareholder Equity

	Class A Stock		Class B Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	-	-	-	-	47,579	(97,172)	(49,593)
Issuance of Common Stock	2,500,000	-	5,240	-	-	-	-
Additional Paid in Capital	-	-	-	-	750	-	750
Net Income (Loss)	-	-	-	-	-	(22,875)	(22,875)
Ending Balance 12/31/2021	2,500,000	-	5,240	-	48,329	(120,047)	(71,718)

Mediloq, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Mediloq, Inc. ("the Company") was formed on October 12th, 2016, as Mediloq LLC, a Colorado Limited Liability Company, and effective July 7, 2021, converted into Mediloq, Inc., a Delaware Corporation. The Company's business activity is research, development, and manufacturing of durable, sustainable child-resistant packaging for products such as dietary supplements and pharmaceuticals, as well as for general household use. The Company's headquarters is in Boulder, Colorado. The Company's customers will be located globally.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Tooling and Equipment	5	22,552	13,872	-	8,680
Grand Total	**-**	**22,552**	**13,872**	**-**	**8,680**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	-	$-
Granted	2,500,000	$1.25
Vested	2,500,000	$1.25
Forfeited	-	$-
Nonvested shares, December 31, 2021	-	$-

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Loans – On June 15th, 2020, the Company entered into a SBA loan agreement for $7,400 with an interest rate of 3.75% and a maturity date of June 15th, 2050. The balance of the loan was $4,400 as of December 31st, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$103
2023	$107
2024	$111
2025	$115
2026	$119
Thereafter	$3,845

NOTE 6 – EQUITY

This Corporation is authorized to issue two classes of stock, to be designated, respectively, Class A Common Stock and Class B Common Stock. The total number of shares which the Company is authorized to issue is 5,000,000 shares, 3,000,000 shares of which shall be Class A Common Stock and 2,000,000 shares of which shall be Class B Common Stock. 2,500,000 shares of Class A Common Stock were issued and outstanding as of December 31st, 2021. 5,240 shares of Class B Common Stock were issued and outstanding as of December 31st, 2021.

The Class A and Class B Common Stock shall both have a par value of $0.001 per share.

Each holder of shares of Class A Common Stock shall be entitled to one vote per share and shall be entitled to notice of, and full participation in, any stockholders' meeting in accordance with the Bylaws of the Company. The Class A Common Stock shall vote at any annual or special meeting of the stockholders and may act by written consent.

Except as otherwise required by law, the Class B Common Stock shall be nonvoting.

Dividends: The holders of Class A Common Stock are entitled to receive dividends when and if declared by the Board of Directors. The holders of the Class B Common Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Class B Common Stock are in preference to and prior to any payment of any dividend on Class A Common Stock and are not cumulative. As of December 31st, 2021, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 26, 2022, the date these financial statements were available to be issued.

The Company issued 24,192 shares of Class B common stock in exchange for $36,790.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

MEDILOQ LLC

FINANCIAL STATEMNTS

December 31, 2020 and 2019

CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

FINANCIAL STATEMENTS

Balance sheets 2
Statements of income 3
Statements of members' equity 4
Statements of cash flows 5
Notes to financial statements 6-12

Peter T. Ryan, CPA | Michael J. Wetmore, CPA | Traci L. Getz, CPA

Ryan
+Wetmore
Certified Public Accountants • Advisors

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Dan Estoque
Mediloq LLC
Boulder, CO

We have reviewed the accompanying financial statements of Mediloq LLC (a limited liability company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, I we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ryan + Wetmore, PC

Bethesda, MD
September 15, 2021

3 Bethesda Metro Center, Suite 320 | Bethesda, MD 20814 | Phone 301.585.0506 | Fax 301.585.4642
1950 Old Gallows Road, Suite 525 | Vienna, VA 22182 | Phone 703.288.4777 | Fax 703.288.3777
9099 Ridgefield Drive, Suite 107 | Frederick, MD 21701 | Phone 301.668.7860 | Fax 301.668.7863

www.ryanandwetmore.com

MEDILOQ LLC

BALANCE SHEETS
December 31, 2020 and 2019

ASSETS

	2020	2019
CURRENT ASSETS		
Cash	$ 2,981	$ 1,154
Inventory, lower of cost or net realizable value	23,478	22,608
Prepaid expenses	4,985	-
Total current assets	31,444	23,762
PROPERTY AND EQUIPMENT, at cost		
Furniture and Equipment	22,552	22,552
Less accumulated depreciation	9,362	4,851
Net property and equipment	13,190	17,701
OTHER ASSETS		
Intangible assets, net of accumulated amortization	11,343	11,343
Less accumulated ammortization	614	47
Total other assets	10,729	11,296
	$ 55,363	$ 52,759

LIABILITES AND MEMBERS' EQUITY

	2020	2019
CURRENT LIABILITES		
Note payable, current portion	$ 50	$ -
Line of credit	7,321	9,726
Credit cards payable	51,253	47,683
Accrued expenses	100	-
Total current liabilities	58,724	57,409
LONG-TERM LIABILITIES		
Member loan	122,265	79,542
Note payable, less current portion	4,350	-
Total long-term liabilities	126,615	79,542
MEMBERS' EQUITY	(129,976)	(84,192)
	$ 55,363	$ 52,759

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

The Notes to Financial Statements are an integral part of these statements.

MEDILOQ LLC

STATEMENTS OF INCOME
For the Years Ended December 31, 2020 and 2019

	2020	2019
Sales	$ 39,091	$ 54,330
Cost of sales	52,211	63,831
Gross profit (loss)	(13,120)	(9,501)
General and administrative expenses	28,609	25,148
Operating loss	(41,729)	(34,649)
Financial and other income (expense)		
Other income	3,000	-
Interest expense	(7,055)	(4,588)
Total financial and other income (expense)	(4,055)	(4,588)
Income before provision for income taxes	(45,784)	(39,237)
Provision for income taxes	-	-
Net loss	$ (45,784)	$ (39,237)

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

The Notes to Financial Statements are an integral part of these statements.

MEDILOQ LLC

STATEMENTS OF MEMBERS' EQUITY
For the Years Ended December 31, 2020 and 2019

Balance, January 1, 2019	$	(54,955)
Net loss		(39,237)
Capital contributions		10,000
Balance, December 31, 2019	$	(84,192)
Balance, January 1, 2020	$	(84,192)
Net loss		(45,784)
Balance, December 31, 2020	$	(129,976)

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

The Notes to Financial Statements are an integral part of these statements.

MEDILOQ LLC

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net loss	$ (45,784)	$ (39,237)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Nonmonetary capital contribution	-	10,000
Depreciation and amortization	5,077	3,317
Decrease (Increase) in:		
Inventory	(870)	(13,086)
Prepaid expenses	(4,985)	17,716
Increase (Decrease) in:		
Accrued expenses	100	-
Credit cards payable	3,571	33,866
Net cash provided by (used in) operating activities	(42,891)	12,576
Cash flows from investing activities		
Purchases of fixed assets	-	(29,943)
Net cash used in investing activities	-	(29,943)
Cash flows from financing activities		
Proceeds from line of credit	-	3,200
Repayments on line of credit	(2,405)	(2,184)
Proceeds from member loan	42,767	18,243
Repayments on member loan	(44)	(1,212)
Note payable	4,400	-
Net cash provided by financing activities	44,718	18,047
Net increase in cash	1,827	680
Cash, beginning of year	1,154	474
Cash, end of year	$ 2,981	$ 1,154

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Note 1 Summary of significant accounting policies

Significant accounting policies are as follows:

Nature of operations

The Company's business activity is research, development, and manufacturing of sustainable child-safe packaging for pharmaceuticals. The Company uses advanced technologies to assist in the development of its unique product line.

The Company operates as a limited liability company, whereby no member, manager, agent, or employee of the limited liability company shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, or for acts or omissions of any other member, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. Effective July 7, 2021, Mediloq LLC, a Colorado limited liability company, converted into Mediloq, Inc., a Delaware corporation. On the effective date, the separate existence and formation of Mediloq, LLC terminated and ceased. All rights, privileges, powers, and franchises of Mediloq LLC; all real, personal, and intellectual property owned by Mediloq LLC; all debts due to and all things in action or belonging to Mediloq LLC were transferred and vested in Mediloq, Inc.

Method of accounting

Assets, liabilities, income, and expenses are reported using the accrual basis of accounting, whereby income is recorded when sales are made and expenses are incurred.

Use of estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of new accounting standard

Effective for the year ended December 31, 2019, the Company adopted FASB Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers,* using the modified retrospective basis applied to those contracts which were not completed as of December 31, 2019.

There was no cumulative effect of applying the new guidance, net of tax. Revenue recognized during the year ended December 31, 2019 had no change, net of tax, due to the adoption of the new standard.

Note 1 Summary of significant accounting policies (continued)

Contract Warranties

The majority of the Company's contracts include warranties that the Company's product is free from product defects for one year from the date of sale. The Company agrees to remedy any faulty material or manufacturing, or both, resulting from defective products. The Company determines its estimated liability for warranty claims based on the Company's experience of the amount of claims actually made. It is possible that the Company's estimate of the accrued product warranty claims will change in the near term, but management believes this is unlikely to occur. Estimated costs for warranties are recognized at the time revenue is recognized. At December 31, 2020 and 2019, the Company has accrued costs related to those warranties of $100 and $0, respectively.

Revenue recognition

Revenue from the sale of products or services are measured based on the amount of consideration specified in a contract with a customer. Revenue is recognized as the performance obligations under the terms of the contract are satisfied which generally occurs with the transfer of control of the goods or services to the customer.

To determine the proper revenue recognition method for contracts, the Company evaluates whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires significant judgement and the decision to combine a group of contracts or separate a single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. Contracts are considered to have a single performance obligation if the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts, which is mainly because the Company provides a significant service of integrating a complex set of tasks and components into a single project or capability. Contracts that cover multiple phases of the product lifecycle are typically considered to have multiple performance obligations even when they are part of a single contract.

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation using estimates of the selling price of each distinct good or service in the contract. The Company provides warranties to customers that are included in the sale and are not priced or sold separately or do not provide customers with a service in addition to assurance of compliance of the contract. The Company does not consider these types of warranties to be separate performance obligations.

The Company recognizes revenue from the sale of products at a point in time, which is typically upon shipment to the customer. The costs are expensed when shipped and included in cost of earned revenue.

Note 1 Summary of significant accounting policies (continued)

Reclassifications

Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net income.

Research and development

The Company conducts R&D activities both internally and with collaborative partners. Internal R&D costs are expensed as incurred. Costs associated with collaborative R&D arrangements incurred by third parties are expensed to the extent they are reimbursable by the Company.

Cash and cash equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months of less to be cash equivalents.

Contract receivables and allowance for doubtful accounts

The Company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of those customers. Receivables are generally due thirty (30) days after billed. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends and other information. Contract receivables are charged off against the allowance when, in the judgment of management, it is unlikely they will be collected. Doubtful accounts for the years ended December 31, 2020 and 2019 totaled $0 and $0, respectively.

Depreciation and amortization

Depreciation and amortization expense is calculated by using the straight-line method for financial reporting purposes and an accelerated cost recovery method for tax purposes based on the estimated useful lives of the assets.

Machinery	5-10 years
Intangible assets	20 years

Depreciation expenses for the years ended December 31, 2020 and 2019 totaled $4,510 and $3,270, respectively. Amortization expenses for the years ended December 31, 2020 and 2019 totaled $567 and $47, respectively.

Note 1 Summary of significant accounting policies (continued)

Leases

Leases that meet certain criteria are classified as capital leases. Assets and liabilities are recorded at amounts equal to the fair value of the leased properties at the beginning of their respective lease terms. These assets are depreciated over their estimated useful lives.

Interest expense relating to the lease liabilities is recorded to effect constant rates of interest over the terms of the leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expenses as incurred.

Advertising

Advertising expense for the years ended December 31, 2020 and 2019 totaled $265 and $4,284, respectively.

Income taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through the member. Therefore, no provision or liability for federal income taxes is included in these financial statements.

Subsequent events

In accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification 855, *Subsequent Events,* the Company evaluated subsequent events through September 15, 2021, the date these financial statements were available to be issued. There were no material subsequent events noted that required recognition or additional disclosure in these financial statements other than noted in Note 12.

Note 2 Concentration of credit risk

The Company maintains cash and cash equivalents with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each institution. Amounts in excess of the FDIC limits were $0 and $0 at December 31, 2020 and 2019, respectively.

Note 3 Inventory

Inventories are stated at the lower of cost (specific identification) or net realizable value. The components of inventory at December 31, 2020 are:

	2020	2019
Inventory in process	$14,086	$15,825
Completed inventory	9,392	6,783
Total inventory	$23,478	$22,608

Note 4 Bank lines of credit payable

At December 31, 2020, the Company had a secured line of credit with Wells Fargo of $13,000, with interest on the outstanding balance payable at an interest rate of 10.25% and a daily finance interest rate of 0.028%. The borrowings are personally guaranteed by the Company's member.

As of December 31, 2020 and 2019, the balance on the line of credit is $7,321 and $9,726. The secured line of credit may be terminated at any time, and it does not have a maturity date. The Company also has lines of credit in the form of a credit card, which currently have balances of $51,253 with an available credit card limit of approximately $91,000.

Note 5 Related party transactions

As of December 31, 2019, the company owed the stockholder $79,542. During the year ended December 31, 2020, the company borrowed an additional $42,723 from the stockholder. As of December 31, 2020, the company owed the stockholder $122,265. There is no interest on the loan.

Note 6 Notes payable

Notes payable at December 31, 2020, consist of the following:

	12/31/2020	12/31/2019
Note payable to U.S. Small Business Administration in monthly payments of $22 beginning July 2021, including interest at 3.75%, matures July 2050.	$ 4,400	$ -
Total notes payable	4,400	-
Less notes payable, current portion	50	-
Notes payable, noncurrent portion	$ 4,350	$ -

Maturities of long-term debt for each of the next five years are as follows:

2021	$ 50
2022	103
2023	107
2024	111
2025	115
2026 and beyond	3,914
	$ 4,400

Note 7 Cash flow statement disclosure

During the year ended December 31, 2020 and 2019 the Company paid $0 and $0 for state income taxes, respectively, and paid $7,055 and $4,588 for interest expense, respectively.

Note 8 Lease obligation

The Company subleases office space. The current lease term is month-to-month. Rent expense for the years ended December 31, 2020 and 2019 was $1,081 and $4,550, respectively. This sublease was terminated in 2020.

Note 9 Accounting for uncertainty in income taxes

The Company has adopted the provisions of FASB ASC 740-10-50-15, *Accounting for Uncertainty in Income Taxes*. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. No interest or penalties were recorded in the current year related to uncertain tax positions. The Company believes it does not have uncertain tax positions.

The Company has various open tax years subject to examination between 2017-2020. Currently, the Company is not under examination for income tax purposes by any taxing jurisdiction.

Note 10 Recent accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases*, to increase transparency and comparability of accounting for lease transactions. The new standard requires lessees to recognize lease assets and lease liabilities on their balance sheet for all leases with a lease term of greater than 12 months. Lessor accounting is largely unchanged. ASU 2016- 02 is effective for years beginning after December 15, 2021, for private companies, with early adoption permitted. The Company is assessing what effect the adoption of this standard may have on the financial statements as a whole.

Note 11 Commitments and contingencies

COVID-19

In December 2019, a novel strain of coronavirus, known as COVID-19, was reported in Wuhan, China and has since extensively impacted the global health and economic environment. In March 2020, the World Health Organization characterized COVID-19 as a pandemic, and the President declared the COVID-19 outbreak in the United States as a national emergency.

The COVID-19 pandemic remains a rapidly evolving situation. The extent of the impact of COVID-19 on the Company's business and financial results will depend on future developments, including the duration and spread of the outbreak within the markets in which the Company operates and the related impact on construction and development, all of which are highly uncertain.

Note 12 Subsequent Events

In July 2021, the Company received loan proceeds of $12,000 under the COVID-19 Economic Injury Disaster Loan. The COVID-19 Economic Injury Disaster Loan, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses. The Company received loan forgiveness for $12,000 under the rules, regulations and guidance prescribed by the U.S. Small Business Administration.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Mediloq is not live or open to the public at this moment.

Sustainable Child-Safe Packaging


MEDILOQ
Sustainable Child-Safe Packaging

INVEST IN MEDILOQ TODAY!

Founded in 2016 in Boulder, Colorado, Mediloq, Inc. pioneered durable, ruggedized, child-safe
containers for the B2C outdoor recreational market, generating hundreds of thousands in revenue. We are now leveraging our IP and traction, raising funds to develop a B... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST

RIGHT MARKET TIMING: With plastic pollution becoming one of the largest public health threats, 200 countries and the state of California have recently agreed to ban plastic packaging, and we are one of the few companies positioned to meet the growing demand for sustainable alternatives.*

NARROW NICHE IN A HUGE MARKET: The Global Sustainable Packaging Market was valued at $265.9 Billion in 2021. We are focusing on the Sustainable Child-Safe Packaging market, which is projected to reach a global market size of $27.1 Billion by 2027. We believe our IP, proven design, and traction give us an advantage in this evolving market, and we currently have 2 filed patents to protect our unique child-safe packaging from competitors in the market.**

EARLY TRACTION: Mediloq previously raised $36.8k on Ignite Social Impact. Our related retail brands (Canniloq, Corloq, and Coffeeloq) have already generated hundreds of thousands in revenue, and we recently partnered with a firm to sell one of our B2C brands in up to 900+ B&M stores across the US. Additionally, our team is highly experienced, including Chief Pharmaceutical Advisor Dr. Sabine Kapasi. As a UN strategy lead and supply chain head at Doctors Without Borders, she is an eminent authority on the global medication supply chain and is facilitating discussions between Mediloq and several potential pharmaceutical partners.

**Information from CNBC & Think Global Health (Source | Source)*
***Information from PR Newswire & Business Wire (Source | Source)*

THE PITCH

Plastic bans are beginning to take effect globally, as plastic pollution is becoming the largest public health threat (Source | Source). While plastic packaging is being phased out, the demand for sustainable packaging alternatives is growing. Mediloq offers manufacturers of pharma, supplement, cannabis, and household cleaner brands a sustainable alternative to single-use plastic through reusable child-safe packaging. Our vision is to integrate the company's existing B2C retail brands with the new B2B sustainable packaging venture under a unified company vision. Our retail brands are targeted towards outdoor gear enthusiasts who value environmental stewardship, so the identity and purpose of both sides of the business will be aligned. Through this raise, we are looking to continue our mission of making a positive environmental impact by developing our B2B sustainable packaging business, while expanding our B2C product line and penetrating new markets.

Mediloq: Reusable, Refillable, Responsible

Plastic pollution is becoming the largest public health threat, and plastic bans are beginning to take effect globally (Source | Source). Just this year, 200 countries and the state of California have agreed to start phasing out disposable plastic packaging – with few sustainable alternatives available.



Reusable
Plastic
Refillable
Bottle
Responsible
Child-safe Tech

That's where Mediloq comes in! Since 2017, we have been selling our patented, ruggedized, sealed, child-safe containers to the outdoor, travel and tactical markets. With disposable plastic containers being phased out, there is a new B2B opportunity to leverage our patented, durable, child-safe design as a sustainable and reusable alternative to disposable plastic containers. We're looking to scale up and develop next-gen, low-cost reusable designs and a *reusable packaging model that offers pharma, supplement, cannabis, and household cleaner brands a sustainable alternative to single-use plastic child-safe packaging, and helps them meet their ESG goals.*



2017
Launched first product to Cannabis Test Market
2
Patents filed
Thousands
of units sold to date
25
Wholesale (B2B) & direct (B2C) accounts
OPEN - CLOSE
PUSH DOWN & TURN
GEN 1 CANNILOQ REINFORCED POLYMER CONTAINER

We are already in discussions with several pharmaceutical companies who realize the benefits of our sustainable packaging model:

1. Replacing plastic with eco-friendly packaging differentiates them from competitors.
2. They need to explore alternative packaging strategies as plastics are phased out.
3. Packaging costs of reusable containers are less than with single-use, throwaway containers.

Because consumers tend to choose convenience over sustainability, manufacturers are confident that governments will continue to encourage change by imposing levies on plastic products, which we believe will tilt the free market in our direction and drive consumers toward our reuse model. Manufacturers recognize that our closed-loop recycling model is a rapid-launch, relatively straightforward, and low-risk packaging alternative as it does not depend on breakthrough material technology or require extensive product testing. Our reuse model is based on the proven, returnable beverage bottle model – a well-understood system that was the standard for packaging before plastic was invented.

Our strategy is to integrate the company's new, B2B sustainable packaging venture with our existing revenue-generating B2C retail brands under a unified company vision. Our retail brands have always been targeted toward outdoor gear enthusiasts who value environmental stewardship, so the identity and purpose of both sides of the business will be aligned.

Through this raise, we are looking to continue our mission of making a positive environmental impact. We aim to achieve this by expanding into the B2B sustainable packaging business, while also using a portion of funds to grow revenue organically – through the expansion of our B2C product line, distribution channels, and penetrating new markets.

THE PROBLEM & OUR SOLUTION

Mediloq's Reusable Packaging Vision Helps Meet the Rising Demand for Sustainable Options

Approximately, **400 million tons** of plastic waste is produced each year, and of that about **36%** is used in packaging (Source). **91%** of child-safe containers end up in landfills, which amounts to **1.4 billion pounds** of waste (Source).

Plastic waste is polluting our water, food, and soil posing a serious public threat – by 2050 it is predicted that plastics will outweigh the fish in our oceans (Source | Source | Source).

And it's not just a litter problem, plastic is also a significant threat to the Earth's climate, and by 2050, the cumulation of greenhouse gas emissions from plastic could reach over 56 gigatons (Source).

Finally, world leaders are coming together to take action and have begun implementing bans on single-use plastic. The reduction in plastic as a packaging material is inevitable and it's coming, and manufacturers are just starting to plan for the coming supply shortage (Source | Source).


Sustainability is being sacrificed for convenience
380M tons of plastic waste is produced each year

Sustainable packaging alternatives are high in demand, but most companies providing sustainable solutions are focused mainly on food and beverage packaging, which is simple and straightforward.

Conversely, reusable packaging for products requiring child-safe security has unique design challenges, because the child-safe mechanism has to be super-durable and remain child-safe over thousands of reuses, and it should be retested before each refill. Mediloq has a proven, patented solution to this obstacle, and to our knowledge, none of our competitors offer reusable child-safe packaging.

We are looking to expand into this unique B2B opportunity. Our vision is to reintroduce the beverage bottle reuse model, starting with the child-safe packaging niche, and eventually expanding to other types of consumer packaging.

Our B2B customers will be pharma, supplement, cannabis, and household cleaner brands, and child-safe packaging suppliers who are looking for sustainable alternatives to replace plastic.

In order to execute our B2B expansion, here are the steps we plan to take:

Pioneer
Low-cost sustainable, reusable, child-safe packaging

Propose
A disruptive new way of doing business

Develop
A robotic wash & test system that ensures that each container stays child safe over a lifetime of reuse

Develop
A kiosk system that would accept & track empty containers returned by consumers

"The Highest-Quality Child-Safe Containers on the Planet"

Mediloq's patented, durable, child-safe design was originally developed for our line of high-end, ruggedized, sealed containers being marketed to the outdoor, recreational, and travel markets. Our retail brands are targeted toward customers who value top-quality gear that they can rely on under extreme conditions, and are willing to pay a premium price.

After we heard that customers were finding different applications for our retail products, we decided to develop dedicated brands to target these markets including Canniloq, Corloq, Coffeeloq, and Shotloq – all built around our patented, super-durable, sealed, twist-lock container. We believe, the revenue potential for B2C retail sales is huge and untapped, and we plan to expand the revenue-generating side of our business, including the licensing of patents to other product manufacturers.



Canniloq
High-end, child-safe cannabis storage

Corloq
Tactical, outdoor, survival, everyday carry storage

Mediloq
Miniature, child-safe, utility pill holders

Coffeeloq
Compact, portable, sealed coffee storage for outdoor & travel

Shotloq
Outdoor, child-safe cocktail flasks



In addition to our B2C retail revenue, our B2B initiatives have the potential to bring in three new streams of revenue.

First, we plan to sell our next-gen, low-cost containers to manufacturers who will fill and refill them through our program. Secondly, manufacturers will pay a small fee for the each container every time it is collected, sanitized, and tested before it is refilled. Finally, we hope to license our patents to child-safe product manufacturers and packaging suppliers for use in their own reusable systems.


1
Selling durable, reusable, refillable child-safe containers to manufacturers of dietary supplements, OTC pharmaceuticals, cannabis and household cleaners.

THE MARKET & OUR TRACTION

Demand for Sustainable Packaging is On the Rise – Mediloq's Niche is Child-Safe Solutions

Mediloq offers product solutions in markets that are growing rapidly! In 2021, the Sustainable Packaging market was valued at $265.9 Billion and is estimated to grow at a CAGR of 5.10% between 2021 and 2028 (Source). Similarly, the global market for Sustainable Child-Safe Packaging was estimated at $19.3 Billion in 2020 and is estimated to reach $27.1 Billion by 2027, a CAGR of 5%.


$19.3B
Global Market
TAM
$5.2B
US Market
SAM
$92M
1.8% US Market
SOM
Sustainable Child-Safe Packaging Is A
Massive, Growing Market Opportunity

Source

With these growing markets, and the recent initiatives to ban plastics, it's clear to us that *timing is our secret sauce.* As plastic sourcing dwindles and sustainable alternatives become more of a norm, we believe we will benefit from the inevitable change coming for both consumers and manufacturers.

Our business model is protected by 2 relevant patent filings, and after generating significant e-commerce revenue, we recently signed an agreement with a firm that has a network of 20 sales reps who will sell our Canniloq brand into 2000+ B&M stores across the U.S.

We have also begun taking orders from an international defense products distributor to carry our Corloq tactical, outdoor branded products. They are proposing to submit our product to the DoD's Defense Logistics Agency Troop Support program as a field-grade, child-safe medication holder.

When it comes to our B2B plans, we are already in discussions with several potential pharmaceutical partners, and hope to have signed agreements within a few weeks. In addition, we've already been successful in getting dispensaries to market our first-gen durable child-safe containers as reusable alternatives to disposable plastic. This led us to receive an RFQ from a cannabis edible manufacturer for reusable child-safe containers, which have an estimated annual usage of 700k units a year.

Sustainable Child-Safe Packaging Current Competitive Analysis

	MEDILOQ	P&G	SANA Packaging	Loop	Green for Green
Sustainable Packaging	✓	✓	✓	✓	Wash Service Only
Cannabis Market	✓	Laundry Detergent	✓		✓
Future Pharma, Supplements	✓			✓	
Reusable & Refillable	✓	✓	Single-Use	✓	
Wash Strategy	✓	✓		✓	✓

WHY INVEST

Mediloq is on a Mission to Make a Positive Impact on our Environment While Disrupting the Market for Sustainable Packaging



n

0%

Intellectual Property

We filed our patents before reusable child-safe containers were even a notion

Exec Trac

25+ year success product

We recognize significant ethical and business opportunities here. By leveraging our highly durable child-safe designs, IP, and ready-to-go technology – we believe we can help meet the growing demand for sustainable packaging, reduce global plastic pollution and set a good example for the future of consumer packaging.

Along with keeping up our revenue generating through B2C efforts, this raise will be used to develop next-gen sustainable child-safe packaging, automated wash & test equipment, as well as a kiosk collection system. This new capital will also be used to develop partnerships with customers, build a distribution network, and bolster our patent positions.

The tangible effects of climate change and an environmental crisis are being broadcast daily, and we believe investments in companies like ours give people the opportunity to take action. Join us on our mission, and invest in Mediloq!

ABOUT

HEADQUARTERS	VALUATION
5546 Spine Rd. Unit 104 Boulder, CO 80301	**$5.99M**

Founded in 2016 in Boulder, Colorado, Mediloq, Inc. pioneered durable, ruggedized, child-safe containers for the B2C outdoor recreational market, generating hundreds of thousands in revenue. We are now leveraging our IP and traction, raising funds to develop a B2B sustainable child-safe packaging business, which will offer pharmaceutical, supplement, cannabis, and household cleaner brands a sustainable alternative to plastic packaging.

TEAM



Dan Estoque
CEO

Dan is a gifted business visionary strategist with a tenacious, disciplined work ethic. He has a proven track record of conceiving, planning and executing projects during his 25 year career of helping entrepreneurs, startups and large corporations bring products to market. He has been involved in several startup ventures, and holds 6 revenue-generating patents. He works for the company 30 hours a week.



Henry Burgess-Marshall
Director of Marketing

Henry is a creative, high-energy, marketing professional with an entrepreneurial drive, and was responsible for creating and accelerating the company's retail marketing strategy and brand recognition on a national level. His previous achievements include increasing revenue 10X for an entertainment business, and he spends countless hours volunteering. He works for the company 2 hours a week.



Nick Legare
Director of Sales

Nick has 12+ years as an accomplished sales leader with a passion for growing start-up brands. He is specialized in strategic development and implementation of short and long-term sales plans including product direction, consumer segmentation, market opportunities, growth expectations, and budget management. He works for the company 2 hours a week.



Dr. Sabine Kapasi
Chief Pharmaceutical Advisor

Dr. Kapasi is a health policy and governance strategy lead, currently working as UN strategy lead on the global COVID 19 task force. She is governance strategy lead and supply chain procurement head at Médecins Sans Frontières UN, advises the governments of 11 states on health policy, and studied at The Wharton School, Harvard Business School and NYU Stern School of Business. She works for the company 2 hours a week.



Ted Agne
Chief Life Science Advisor

Ted Agne is a corporate communications executive in the areas of biotechnology, healthcare, and life sciences. He has served as an advisor and director for organizations including: Oxford Bioscience Network, One Nucleus, The Forsyth Institute biomedical research organization, the Global Federation of Competitiveness Councils, and Trifermed. He works for the company 2 hours a week.

TERMS

Mediloq

Overview

PRICE PER SHARE
$2.37

VALUATION
$5.99M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$248.85

OFFERING TYPE
Equity

MAX INVESTMENT
$499,998.90

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
6,328

SHARES OFFERED
Class B Common Shares

MAX NUMBER OF SHARES OFFERED
245,232

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	**Mediloq, Inc.**
Corporate Address	**5546 Spine Rd. Unit 104, Boulder, CO 80301**
Offering Minimum	**$14,999.73**
Offering Maximum	**$581,202.21**
Minimum Investment Amount (per investor)	**$248.85**

Terms

Offering Type	**Equity**
Security Name	**Class B Common Shares**
Minimum Number of Shares Offered	**6,329**
Maximum Number of Shares Offered	**245,233**
Price per Share	**$2.37**
Pre-Money Valuation	**$5,994,753.84**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives & Bonuses*</u>

Time-Based:

Friends, Family and Community Early Birds

Invest $250 within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest $250 within the first week and receive an 15% bonus shares

Early Bird Bonus

Invest $250 within the first 10 days and receive 10% bonus shares

Amount-Based:

$1,000+ | TIER 1 - $1,000

Invest $1,000+ and receive + 5% Bonus Shares.

$2,500+ | TIER 2 - $2,500

Invest $2,500+ and receive + 10% Bonus Shares.

$10,000+ | TIER 3 - $10,000

Invest $10,000+ and receive + 15% Bonus Shares.

$25,000+ | TIER 4 - $25,000

Invest $25,000+ and receive + 20% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Mediloq, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.37/ share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $237. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We are destroying our most precious resources.

We have sacrificed sustainability for convenience.

And in doing so we jeopardize our future on this planet.

Plastic is becoming the largest global health crisis… and the problem isn't going away.

We throw away 380 million tonnes of plastic waste every year.

Single-use, plastic, child-safe, containers are a part of the problem.91% of child-safe containers end up as environmental waste, with 1.4 billion pounds of plastic waste coming from this one source.

And where does it end up?

Well..

In our water we drink.

The food we eat.

And the land we till.

Plastic products degrade into micro-particles that expand into the environment and the food chain.

And If we don't act now, plastics will outweigh fish in our oceans by two thousand fifty.

We have created a never ending cycle of polluted environments and devastated ecosystems.

We were never meant to live this way.

So, what can we do?

Mediloq is pioneering sustainable, reusable, child-safe packaging.

Our closed-loop, child-safe containers are like returnable, milk bottles.

Empty, glass, child-safe containers are returned, sterilized, tested, and then refilled.

Through a forward thinking approach and innovative design, we believe we are producing a radical new way of doing business.

Our patented, durable container design, and robotic washing system, ensure that each container we will remain child-safe over a long lifetime of reuses and help to eliminate plastics from the industries we target.

Pharmaceuticals

Supplements

Cannabis

Household cleaning products.

Millions of pounds of plastic waste. Gone.

In its place?

A sustainable system of reusable, child-safe containers, built to last a lifetime, stay out of the landfills and natural environment, and change the way we think about consumption.

We can't keep on doing things the same way.

We need change.

We need sustainability.

We have the solution.

Dan:

And that's just the beginning.

Through your investment, you can join us on our mission to make the world a better place.

For us - and for generations to come.

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Information Regarding Length of Time of Offering

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